                5755 Oberlin Drive
                Suite 204
                San Diego, California 92121
                T: 858.597.1102
                F: 858.597.1107
                 www.entradanetworks.com

September 27, 2004

VIA EDGAR ONLY

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Entrada Networks, Inc.
Registration Statement on Form SB-2
File No. 333-118160

Ladies and Gentlemen:

Entrada Networks, Inc. (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form SB-2 (File No. 333-118160), together with all amendments and exhibits thereto (the "Registration Statement"). The Company does not intend to register for resale the shares of common stock contemplated in the Registration Statement because the two agreements that gave rise to the potential obligation to issue and register for resale 9,000,000 shares of common stock have been terminated. The Registration Statement has not been declared effective and no shares of common stock of the Company have been or will be issued or sold under the Registration Statement. The Company may undertake a subsequent private offering of securities of the Company in reliance on Securities Act Rule 155(c).

Please forward copies of the Order Consenting to the Withdrawal of the Registration to us via facsimile at (858) 597-1107 as well as via mail. If you have any questions with respect to the request for withdrawal, please contact Raymond Felton of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP, outside counsel for the Company, at (732) 549-5600.

Very truly yours,

/s/ Kanwar J.S. Chadha, Ph.D.

Kanwar J.S. Chadha, Ph.D.
Chief Executive Officer